Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

ZDNet Cybersecurity company ZeroFox acquires IDX, merges with L&F to create $1.4 billion entity By: Jonathan Greig December 20, 2021

Cybersecurity company ZeroFox acquires IDX, merges with L&F to create $1.4 billion entity

Several venture capital firms are also investing $170 million into the merger.

SaaS cybersecurity company ZeroFox said on Monday that it has completed a deal to acquire digital privacy protection platform IDX and merge with special purpose acquisition company L&F Acquisition Corp. to create a new entity with an expected equity value of approximately $1.4 billion.

The company will be renamed ZeroFox Holdings once the deal goes through and will have the ticker symbol "ZFOX." The companies expect the deal to close in the first half of 2022.

Monarch Alternative Capital LP and several other firms are also investing $170 million in the deal to merge the companies.

James Foster, chairman and CEO of ZeroFox, said the transaction allows them to create "the industry's first publicly traded company that is focused on providing an enterprise external cybersecurity SaaS platform."

"We intend to leverage this growth capital to continue investing in our artificial intelligence capabilities, scaling our go-to-market efforts, and expanding our world-class team," Foster said.

The company was founded in 2013 and now has customers in more than 50 countries.

Foster told ZDNet that the merger is their best path forward in the current market environment because it provides all the benefits that come from an IPO and being traded on the New York Stock Exchange, without requiring them to go through a traditional IPO process, which he called "restrictive, time-consuming, costly and uncertain."

"Becoming a publicly traded company is the logical next step to supporting our development and accelerating our growth. This new source of capital will provide greater financial flexibility, in addition to the necessary scale and resources to effectively execute against our go-to-market strategy," Foster explained, adding that IDX is "the nation's largest provider of data breach response services."

"The combined SaaS business will have over 650 employees and serve approximately 1,700 customers including five of the Fortune Top 10 and the largest companies in media, technology, retail, and energy. Collectively, over 90% of our revenues will be recurring platform subscriptions. The platform will process billions of data elements and protect tens of millions of digital assets around the world."

IDX CEO Tom Kelly said the deal with ZeroFox is the result of a long-standing partnership between the two companies.

Adam Gerchen, CEO of LNFA and a new ZeroFox board member, noted that the company is aiming to get a slice of the $51 billion external cybersecurity and digital protection market.

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The Baltimore Business Journal One of Baltimore's biggest cyber firms is going public through SPAC deal By: Giacomo Bologna December 20, 2021

One of Baltimore’s largest cybersecurity firms just got even bigger.

ZeroFox announced a deal Monday that will put the company on the New York Stock Exchange as ZFOX.

According to a press release, ZeroFox will merge with L&F Acquisition Corp., a special purpose acquisition company, or SPAC.

SPACs are an increasingly popular way for companies to become publicly traded without having an initial public offering, or IPO. A SPAC company is already publicly traded. It raises funds specifically to acquire a company and take it public. SPACs can prevent an unpredictable or volatile IPO, though they generally have less transparency.

In the case of ZeroFox, the acquisition by L&F Acquisition Corp. will allow it to become a publicly-traded company with an expected equity value of $1.4 billion. ZeroFox said that as part of the transaction, it is also acquiring IDX, a cybersecurity company based in Portland, Oregon, that was founded in 2003.

The combined company will be known as ZeroFox Holdings and “will have over 650 employees and serve nearly 2,000 customers including five of the Fortune Top 10 and the largest companies in media, technology, retail and energy,” according to the press release.

The deal still needs regulatory approval and the backing of L&F Acquisition Corp. shareholders, which ZeroFox expects to happen in the next six months or so.

Once the deal is complete, ZeroFox said it will have more than $250 million in cash, including $175 million from L&F Acquisition and $170 million in financing led by Monarch Alternative Capital. Other investors include Victory Park Capital, Corbin Capital, New Enterprise Associates, Highland Capital, Alsop Louie Partners, Blue Venture Fund, Peloton Equity, Forgepoint Capital and ZeroFox’s CEO James Foster.

“Since ZeroFox was founded in 2013, we have helped companies address emerging security challenges caused by the transformational shift to a ‘digital everything’ world. This rapid digital transformation has made companies vulnerable to attackers, resulting in the highest breach rate the industry has ever seen,” Foster said in a statement. “We believe that external cybersecurity must be a top three priority and part of the critical security tech stack for Chief Information Security Officers because perimeter firewalls and internal endpoint agents alone are not enough to protect company assets and customers.”

Monday’s announcement is just the latest expansion for ZeroFox, which has grown rapidly in recent years.

ZeroFox announced in July that it had acquired Phoenix-based Vigilante, a company that specializes in identifying and monitoring cybercriminal activity on the dark web. Last year, Zerofox acquired Cyveillance, a Virginia-based business unite of LookingGlass Cyber Solutions Inc.

The BBJ also reported in July that ZeroFox had more than 500 total employees and offices in Phoenix, India, Chile, Israel and the United Kingdom, in addition to its Baltimore headquarters.

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CRN Security Firm ZeroFox To Go Public At $1.4B Valuation, Unveils Plans To Buy IDX By Michael Novinson December 20, 2021

Security Firm ZeroFox To Go Public At $1.4B Valuation, Unveils Plans To Buy IDX

‘VARs are always looking for something new and something hot. Both sets of channel partners will be able to sell more than they can today to the customers that they have,’ says ZeroFox CEO James Foster of the planned acquisition of data breach response services provider IDX,

ZeroFox plans to acquire data breach response services provider IDX and go public at a $1.4 billion valuation by merging with a special purpose acquisition company.

The Baltimore-based external threat intelligence and protection vendor said becoming publicly traded on the New York Stock Exchange will allow ZeroFox to invest in its artificial intelligence capabilities, scale its go-to-market efforts and expand its team. The combination of ZeroFox and IDX will create a company capable of addressing the full life cycle of external cyberthreats and risks for its customers.

ZeroFox expects to be listed in the first half of 2022 once its merger is complete with publicly traded special purpose acquisition company L&F Acquisition Corp., which has Avant founder Al Goldstein and former U.S. Sen. Joe Lieberman on its board of directors. L&F CEO Adam Gerchen will join ZeroFox’s board, while current ZeroFox and IDX shareholders will hold 76 percent of the company’s stock.

“We view this as a milestone, not a finish line,” ZeroFox Chairman and CEO James Foster told CRN. “This has been our call and focus for the better part of a decade now, and we don’t think there’s anybody at our scale doing this.”

The purchase price for IDX was not disclosed.

Adding IDX’s post-breach expertise to ZeroFox’s pre-breach, prevention and detection capabilities will make it possible for customers to get all of their external cybersecurity needs met by a single vendor. Although other vendors also offer threat intelligence and digital risk protection, he said ZeroFox’s dedicated focus and orientation around external threats make it unique.

“Customers are constantly asking for more response capability,” Foster said. “We’re at an all-time high breach rate and ransomware rate. Agents and firewalls are no longer enough.”

ZeroFox and IDX sell predominantly through the channel, leveraging VARs as well as some larger MSSPs and system integrators that serve the U.S. government space, Foster said. ZeroFox has between 50 and 100 channel partners spread across the globe, while IDX’s go-to-market efforts are concentrated in North America. ZeroFox serves Africa, the Middle East and Latin America through distribution, he said.

Solution providers will have the opportunity to wrap consulting, strategic advisory and professional services around the combined ZeroFox and IDX technology portfolio, Foster said. Less than 5 percent of ZeroFox’s revenue comes from professional services, with the company preferring to get the channel engaged in services opportunities, according to Foster.

“VARs are always looking for something new and something hot,” Foster said. “Both sets of channel partners will be able to sell more than they can today to the customers that they have.”

As part of the transaction, Monarch Alternative Capital is leading a $170 million investment in ZeroFox to fund acquisitions, the repayment of debt and growth capital. Public equity investors will hold a more than 11 percent stake in ZeroFox, while participants in the $170 million funding round will hold a nearly 10 percent stake. The company expects to be listed under the ticker symbol ZFOX.

The combined ZeroFox and IDX will have more than 650 employees and serve over 1,700 clients, including BNY Mellon, Caesars Entertainment, Costco, Kaiser Permanente, Major League Baseball, the Mayo Clinic, Moody’s, NASA, Nike, Uber and United. Seven of the Fortune 10 and 128 of the Global 2000 work with ZeroFox, and the company has 130 customers doing more than $100,000 of business each year.

ZeroFox expects revenue in the fiscal year ending Jan. 31, 2022, to accelerate to $150 million, up 14.5 percent from $131 million a year earlier. The company expects to record a $26 million loss in its current fiscal year. ZeroFox was founded in 2013, and prior to Monday had raised $154.2 million in five rounds of outside funding.

“This is an opportunity to further our investment,” Foster said. “I’m pretty excited about what we’ve got here in front of us.”

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Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

Participants in the Solicitation

LNFA, ZeroFox, IDX, JAR Sponsor, LLC and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of LNFA, ZeroFox and IDX in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.